

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 10, 2013

Via E-mail
Mr. Raoul Jean-Marc Sidney Huet
Chief Financial Officer
Unilever N.V. & Unilever PLC
Unilever House, 100 Victoria Embankment
London EC4Y 0DY, United Kingdom

      RE: Unilever N.V.
              Form 20-F for the Year Ended December 31, 2012
              Filed March 8, 2013
              Form 6-K
              Filed March 8, 2013
              File No. 1-4547

              Unilever PLC
              Form 20-F for the Year Ended December 31, 2012
              Filed March 8, 2013
              Form 6-K
              Filed March 8, 2013
              File No. 1-4546

Dear Mr. Huet:

      We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

General

1. Please tell us about your contacts with Syria, Sudan and Cuba since your letter to us dated August 23, 2010. We note Forms 6-K filed in 2011, 2012 and 2013 stating that you receive revenues from Syria, Sudan and Cuba, and we note that your website lists Syria and Sudan in the section on your business in the Middle East. As you know, Syria, Sudan and Cuba are

designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Syria, Sudan and Cuba since your letter, whether through subsidiaries, affiliates, resellers, distributors, or other direct or indirect arrangements. Your response should describe any products, components, technology or services you have provided to the referenced countries, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities controlled by those governments.

2. Please discuss the materiality of your contacts with Syria, Sudan and Cuba described in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria, Sudan and Cuba.

3. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Form 20-F for the Year Ended December 31, 2012

Item 3. Key Information, page 3

4. Please disclose or include in an exhibit to your filing the figures used to calculate the ratios of earnings to fixed charges. Refer to Instruction 3 of Item 503(d) of Regulation S-K.

Item 5. Operating and Financial Review and Prospects

Non-GAAP Measures, page 11

5. Please also provide reconciliations from your non-GAAP measures presented on page 3 to the most directly comparable GAAP measures for the years ended December 31, 2009 and December 31, 2008. Refer to Item 10(e)(1)(i)(B) of Regulation S-K.

6. In your reconciliations of underlying sales growth to turnover growth, please disclose why the sum of the underlying sales growth percentage, effect of acquisitions percentage, effect of disposals percentage, and effect of exchange rates percentage would not equal the total turnover growth percentage.

7. Please provide more detailed disclosures regarding how you determine your underlying sales and volume growth. For example, please clarify when acquisitions are first reflected in your computation of these percentages.

Item 18. Financial Statements

Guarantor Statements, page 24

8. Please disclose, if true, that the issuer and all subsidiary guarantors are 100% owned by the parent company guarantors. Refer to Rule 3-10(d)(1) of Regulation S-X.

Form 6-K Filed March 8, 2013

General

9. Please address the above comments in your Form 6-K, as applicable.

Non-GAAP Measures

Free Cash Flow (FCF), page 34

10. Please ensure that you discuss all of the material limitations of your measurement of free cash flow. For example, there are some non-discretionary expenditures such as mandatory debt service requirements that have not been included in your determination of free cash flow. Refer to Compliance and Disclosures Interpretation 102.07 which is available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

11. You indicate that you do not use free cash flow as a liquidity measure. In light of this, please further explain in your disclosures the reasons why you believe the presentation of this non-GAAP measure provides useful information to investors. Refer to Item 10(e)(1)(i)(C) of Regulation S-K.

Financial Review 2012, page 28

12. In your consolidated and segment discussions of operating profit and core operating margin, please expand your discussion to specifically address gross profit or any components of selling and administrative expenses which materially impacted your operating profit from period to period. For example, your disclosures on page 94 indicate that there was a 946

million Euros increase in staff costs from 2011 to 2012 and a 1.7 billion Euros increase in amortization of finite-life intangible assets and software from 2011 to 2012 compared to an increase in operating profit of 556 million from 2011 to 2012. In addition to quantifying the impact of factors that materially impacted your results, please discuss the underlying business reasons for the factors. For example, in your segment discussions of underlying sales and volume growth, you should identify any products which were in higher demand during the period compared to the prior period as well as discuss what led to the higher demand. Refer to Items 303(a)(3)(i) and (iii) of Regulation S-K as well as Financial Reporting Codification 501.04.

13. The Chief Executive Officer's Review on page 4 and other disclosures in the filing refer to increases in commodity costs. Please discuss the impact of these increases on your financial results as well as the expected impact of recent trends in these commodity costs on your future financial results. Your discussion should address the particular commodities that you heavily rely on with the corresponding segments that rely on these commodities. Please also discuss if you attempt to minimize the impact of these commodity price changes using financial instruments. Refer to Item 5(d) of the Form 20-F.

Finance and Liquidity, page 32

14. Given your significant foreign operations, please enhance your liquidity disclosures to address the following:
   • Disclose the amount of cash and short-term investments held by foreign subsidiaries as compared to the total amount of cash and short-term investments held by the parent entities and their domestic subsidiaries;
   • Disclose whether or not you would need to accrue and pay taxes if these amounts are repatriated;
   • Disclose, if true, that you do not intend to repatriate these amounts; and
   • Disclose the nature and extent of any legal or economic restrictions on the ability of your subsidiaries to transfer funds to you in the form of cash dividends, loans or advances and the impact such restrictions have had or are expected to have on your ability to meet cash obligations.
   Refer to Item 5(b) of the Form 20-F.

Cash Flow, page 33

15. Please expand your disclosures related to net cash flow from operating activities to discuss the underlying reasons for changes in your working capital components, including inventories as well as trade payables and other liabilities. Please also discuss your consideration of your negative working capital in assessing your current financial and liquidity position.

Financial Statements

Consolidated Balance Sheet, page 88

16. For purposes of the cash flow statement, the cash and cash equivalents amounts include bank overdrafts. Please help us understand what consideration you gave as to whether the cash and cash equivalents amounts on your consolidated balance sheet should also correspondingly include these bank overdraft amounts. Refer to IAS 7.8.

Consolidated Statement of Comprehensive Income, page 87

17. Pursuant to IAS 1.82A, please revise your presentation to group items into those that, in accordance with other IFRSs: (a) will not be reclassified subsequently to profit or loss; and (b) will be reclassified subsequently to profit or loss when specific conditions are met.

Consolidated Statement of Changes in Equity, page 87

18. We remind you that the information in IAS 1.106 should be provided in your statement of changes in equity. This includes a reconciliation between the carrying amount at the beginning and the end of the period for each component of equity. Please revise your presentation as necessary. Please also refer to IAS 1.108 for what should be considered a component. Please also provide an analysis of each comprehensive income item in the statement or in the notes to the financial statements as required by IAS 1.106A.

Notes to the Financial Statements

Note 2. Segment Information, page 92

19. Please help us better understand whether operating profit or core operating profit represents your measure of segment profit or loss pursuant to IFRS 8.26. Please ensure that you present and discuss this measure of segment profit or loss in your segment financial overview discussion beginning on page 30. In this regard, we note that in your segment financial overview section, you only discuss the core operating margin percentage for each segment.

20. Please expand your disclosures to provide the amount of each segment's assets and liabilities along with reconciliations to the total group amounts. Alternatively, please disclose why you have not provided these disclosures. Refer to IFRS 8.21 and 23.

21. Please provide the disclosures required by IFRS 8.27, including the nature of any differences between the measurements of the segment amounts compared to the total group amounts as well as the information about major customers required by IFRS 8.34.

Note 7. Combined Earnings Per Share, page 105

22. Your disclosures at the top of page 102 indicate that shares held by employee trusts and companies may have dividend rights. Your disclosures on page 51 indicate that the special shares which will be convertible into PLC ordinary shares in 2038 also have rights to dividends in specified circumstances. In this regard, please tell us what consideration you gave as to whether these shares should be participating equity instruments pursuant to IAS 33.A13 and A14.

23. Please disclose instruments that could potentially dilute basic earnings per share amounts in the future that were not included in the calculation of dilutive earnings per share because they were antidilutive. Refer to IAS 33.70(c).

Note 16C. Derivatives and Hedging, page 120

24. Please disclose the amounts reclassified from equity to profit or loss for each period presented as well as the corresponding amounts included in each line item. Refer to IFRS 7.23(d).

Note 20. Commitments and Contingencies, page 125

Legal Proceedings

Tax Case in Brazil, page 126

25. You believe that the likelihood of a successful challenge by the tax authorities is remote. Please expand your disclosures to clarify how these contingencies relate to the disputed indirect tax provision amounts disclosed on page 124. Given that you have determined the likelihood of a successful challenge by the tax authorities to be remote, please clarify why a provision would be recognized pursuant to IAS 37.14.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   • the company is responsible for the adequacy and accuracy of the disclosure in the filing;

Mr. Raoul Jean-Marc Sidney Huet
Unilever N.V. & Unilever PLC
July 10, 2013
Page 7

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to me at (202) 551-3769.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief